

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 4, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.850% Senior Notes due 2032 of COCA-COLA FEMSA, S.A.B. DE C.V. guaranteed by the below guarantors, under the Exchange Act of 1934.

Guarantors:

- Propimex, S. de R.L. de C.V.

- Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.

- Grupo Embotellador Cimsa, S. de R.L. de C.V.

- Refrescos Victoria del Centro, S. de R.L. de C.V.

- Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.

- Yoli de Acapulco, S. de R.L. de C.V.

- Controladora Interamericana de Bebidas, S. de R.L. de C.V.

Sincerely,

Ben Sawyn

An Intercontinental Exchange Company